Filed Pursuant to Rule 253(g)(2)
File No. 024-11210

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 6 DATED JULY 1, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

NP 21 Controlled Subsidiary

On November 14, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “NP 21 Controlled Subsidiary”), for an initial purchase price of $923,343 which was the initial stated value of our equity interest in the NP 21 Controlled Subsidiary (the “R13 Investment”). The NP 21 Controlled Subsidiary used the proceeds to acquire an existing 2,856 square foot single family home with 5 bedrooms and 2 bathrooms on a 6,730 square foot lot in the Greater Echo Park neighborhood of North East Los Angeles (the “R13 Property”). Details of this acquisition can be found here.

On January 4, 2018, we made an additional investment in the NP 21 Controlled Subsidiary for a purchase price of $1,137,882. The NP 21 Controlled Subsidiary used the proceeds of the second investment to acquire an existing 2,994 square foot triplex located on a 6,730 square foot lot at the same site in the Greater Echo Park neighborhood of North East Los Angeles (the “R14 Property”). Details of this acquisition can be found here.

The business plan for the R13 Property and R14 Property was to perform pre-development work to achieve entitlements that would allow for the R13 Property and R14 Property to be subdivided from 2 lots into 10 smaller lots to make way for denser single-family home construction on the site. Following successful achievement of certain entitlements, we planned to sell the R13 Property and R14 Property as land to a developer or builder who would see the project through and ultimately build the homes.

Entitlement approval to allow for the subdivision of the site, and subsequently a new tract map of the R13 Property and R14 Property, was approved on June 15, 2018. Following this milestone, we decided to pursue further entitlements to achieve approvals from the Los Angeles Building and Safety Department for the ability to pull the building permits. This milestone is referred to as the ready to issue permit (RTI) milestone. Most of the work for the RTI approval milestone was performed in 2019. However, we decided to delay the submission of the plans for final approval, and instead, marketed the property for sale. This decision was made to allow a potential buyer the ability to request revisions to the plans should a buyer feel as though changes needed to be made. We felt as though this would make both the R13 Property and R14 Property more marketable as we explored a sale of the Properties.

Since 2019, changes to certain zoning regulations and general rising costs negatively impacted property value, slowing the overall sales market. This, combined with the outbreak of the COVID-19 pandemic in early 2020, resulted in holding the R13 Property and R14 Property until market conditions normalized. However, in November 2021, we entered into a purchase and sale contract with a builder to purchase the property with the condition that the site receives its RTI permit approval milestone prior to closing.

After a few revisions to the plans, the combined R13 Property and R14 Property received a RTI permit approval on March 8, 2022, and on June 27, 2022, the NP 21 Controlled Subsidiaries sold the R13 Property and R14 Property for a combined sales price of approximately $3,125,000 to a third party buyer. Over the term of the investment in the NP 21 Controlled Subsidiary, we recognized an internal rate of return of approximately -0.70%. Returns were affected largely by the aforementioned market impacts from zoning regulations, general rising costs and the COVID-19 pandemic, and by shifts in market pricing for finished home sales and additional costs associated with a longer hold period.